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                                                                  EXHIBIT 3.2(h)

By-Laws Amendment

Adopted:  February 11, 2003


           WHEREAS, since the Corporation has deemed it appropriate to appoint a President of North American Division and a President of International Division of the Corporation, it is appropriate to amend the By-Laws of the Corporation to recognize those positions as being held by an executive officer of the Corporation, it is

           RESOLVED, that the following amendment to Section 4.1 and the adoption of Sections 4.7(B) and 4.7(C) to the Revised By-Laws of the Corporation be adopted: The office of "president of North American division" and "president of international division" shall be added to the list of executive officers of the Corporation set forth in the first sentence in Section 4.1 of the Revised By-Laws of the Corporation, and the following Sections 4.7(B) and 4.7(C) shall be added to the By-Laws of the Corporation:

           "4.7(B) PRESIDENT OF NORTH AMERICAN DIVISION. The President of the North American Division shall have general supervision of the business of the North American Division of the corporation and shall have such powers and duties as a president of a division of a corporation usually has or as the Board, president, or the chief executive officer assigns to him.

           "4.7(C) PRESIDENT OF INTERNATIONAL DIVISION. The President of the International Division shall have general supervision of the business of the International Division of the corporation and shall have such powers and duties as a president of a division of a corporation usually has or as the Board, president, or the chief executive officer assigns to him."